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FEB 27 2017
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17005857

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Commerce Street
(No. and Street)

Greenville	NC	27858
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard H. Colson, Jr. 252-756-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS

OATH OR AFFIRMATION

I, Willard H. Colson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colson Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Willard H. Colson, Jr.
Signature

President
Title

Notary Public

HOLLY SLOAN
Notary Public
Pitt Co., North Carolina
My Commission Expires Oct. 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

W.H. COLSON SECURITIES, INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
W. H. Colson Securities, Inc.

We have audited the accompanying statement of financial condition of W. H. Colson Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of W. H. Colson Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. H. Colson Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of W. H. Colson Securities, Inc.'s financial statements. The supplemental information is the responsibility of W. H. Colson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	196,147
Commissions receivable		23,267
Employee advances		4,165
		-
TOTAL	$	223,579

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	16,978
Accounts payable and accrued expenses		287
Total liabilities		17,265
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized issued and outstanding		1,000
Additional paid-in capital		165,000
Retained earnings		40,314
Total stockholder's equity		206,314
TOTAL	$	223,579

The accompanying notes are an integral part of these financial statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

COMMISSIONS	$ 597,865
EXPENSES	
Commissions and fees	411,317
Salaries and wages	96,320
Taxes and licenses	24,377
Legal and professional fees	15,855
Rent	13,217
Technology and communications	5,822
Insurance	35,320
Other operating expenses	13,511
Total expenses	615,739
Net operating income	(17,874)
OTHER INCOME	
Reimbursements from agents	40,896
Interest income	23
Total other income	40,919
NET INCOME	$ 23,045

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, January 1	-	$ 1,000	$ 165,000	$ 17,269	$ 183,269
Net income			-	23,045	23,045
Balance, December 31	-	$ 1,000	$ 165,000	$ 40,314	$ 206,314

The accompanying notes are an integral part of these financial statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net income	$	23,045
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable		35,660
Decrease in employee advances		1,742
Decrease in commissions payable		(26,987)
Decrease in accounts payable and accrued expenses		(5,082)
Net cash provided by operating activities		28,378
NET INCREASE IN CASH		28,378
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		167,769
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	196,147

The accompanying notes are an integral
part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W.H. Colson Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company prepares its books and records on the accrual basis of accounting in accordance with US generally accepted accounting principles as required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Income Taxes (contunied)
The Company files income tax returns in the U.S. in both federal and state jurisdictions.

2. COMMISSIONS

Commission revenue consists of asset-based and transaction-based fees from the sales of mutual funds and variable life insurance and annuities and is recognized when earned. A portion of commissions income is paid to sales personnel and is reflected on the statement of operations as commissions and fees expense.

3. COMMISSIONS RECEIVABLE

Commission receivable consists of asset-based and transaction based fees from the sales of mutual funds and variable life insurance and annuities. Management has determined all commissions receivable to be collectible therefore no allowance for doubtful accounts is necessary.

4. OTHER INCOME

The Company charges each agent for their respective share of expenses for insurance, meetings and conferences. This amount is withheld from the agents' commissions earned. At times, the fees are collected in advance of the Company paying for the expenses. For the year ended December 31, 2016, the Company collected $8,496 more than what was remitted for expenses.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $202,149, which was $197,149 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .09 to 1.

6. RELATED PARTY TRANSACTIONS

The Company and the sole shareholder have entered into a management expense sharing agreement ("Agreement"), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see also Note 4). Although the Agreement is still intact, all of the Company's expenses were paid by the Company during the year ended December 31, 2016.

During the year ended December 31, 2016, the sole shareholder was paid $48,000 in salary by the Company. This amount is included in salaries and wages on the accompanying Statement of Operations.

7. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies. Management has determined that no significant commitments and contingencies exist as of December 31, 2016 except the lease commitment detailed below.

The Company is leasing office space under a two year lease. The Company paid $13,217 in rent in 2016. The future lease commitment is as follows:

Year ending December 31, 2017	$13,200

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2017, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 206,314
DEDUCTIONS AND/OR CHARGES	
Nonallowable asset - employee advances	(4,165)
NET CAPITAL	$ 202,149
AGGREGATE INDEBTEDNESS	
Commissions payable	16,978
Accounts payable and accrued expenses	287
Total aggregate indebtedness	$ 17,265
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	197,149
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 196,149
Percentage of aggregate indebtedness to net capital	8.54%

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of W. H. Colson Securities, Inc.

We have reviewed management's statements, included in W.H. Colson Securities, Inc.'s Annual Exemption Report, in which W. H. Colson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which W. H. Colson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and W. H. Colson Securities, Inc. stated that W. H. Colson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. W. H. Colson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W. H. Colson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

W.H. COLSON SECURITIES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of W.H. Colson Securities, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

W.H. Colson Securities, Inc.

Willard H. Colson Jr.

Willard H. Colson, Jr.

President